UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TRIMOL GROUP INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

896274 10 7

(CUSIP Number)

Boris Birshtein

1221 Avenue of the Americas, Suite 4200

New York, New York 10020 USA

(212) 554-4394

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. S.S or I.R.S. Identification Nos. of above persons (entities only).

Aluminum-Power, Inc.

Magnum Associates Ltd.

Boris Birshtein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)	N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions) - N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) - No

6.	Citizenship or Place of Organization -

Aluminum-Power, Inc.: Canada (ceased operations as of July 21, 2010)

Magnum Associates Ltd.: Ireland

Boris Birshtein: Canadian Citizen

Number of Shares Beneficially Owned by Each Reporting Person

7.	Sole Voting Power –

Aluminum-Power, Inc.: 0

Magnum Associates Ltd.: 0

Boris Birshtein: 8,647,000

8.	Shared Voting Power –

Aluminum-Power, Inc.: 0

Magnum Associates Ltd.: 0

Boris Birshtein: 34,637,500

9.	Sole Dispositive Power –

Aluminum-Power, Inc.: 0

Magnum Associates Ltd.: 0

Boris Birshtein: 8,647,000

10.	Shared Dispositive Power -

Aluminum-Power, Inc.: 0

Magnum Associates Ltd.: 0

Boris Birshtein: 34,637,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person –

Aluminum-Power, Inc.: 0

Magnum Associates Ltd.: 0

Boris Birshtein: 43,384,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) –

Aluminum-Power, Inc.: 0%

Magnum Associates Ltd.: 0%

Boris Birshtein: 43%

14.	Type of Reporting Person (See Instructions) –

Aluminum-Power, Inc.: CO

Magnum Associates Ltd.: CO

Boris Birshtein: IN

ITEM 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Trimol Group, Inc., a Delaware corporation (the “Company” or “Issuer”). The Company maintains its principal executive office at 1221 Avenue of the Americas, Suite 4200, New York, New York 10020.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is an amendment to the Schedule 13D/A filed on February 12, 2003, on behalf of Aluminum-Power, Inc. (“Aluminum-Power”), Magnum Associates Ltd. (“Magnum”), and Boris Birshtein.

Aluminum-Power disposed of all of its shares of the Company’s common stock in 2010, and has had no ownership in the Company’s common stock since that time. Aluminum-Power suspended all activities, ceased operations and was voluntarily dissolved as of July 21, 2010.

1. (a)	Name:	Aluminum-Power, Inc.

Place of Organization:	Ontario, Canada (voluntarily dissolved July 21, 2010)

(b)	Principal Office:	None

(c)	Principal Business:	None

(d)	During the last five years, Aluminum-Power has not been convicted in a criminal proceeding;

(e)	During the last five years, Aluminum-Power was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2. (a)	Name:	Magnum Associates Ltd.

Place of Organization:	Ireland

(b)	Principal Office:	32 Shelborne Ave., North York Ontario, M5N 2Z1 Canada

(c)	Principal Business:	Holding company

(d)	During the last five years, Magnum has not been convicted in a criminal proceeding;

(e)	During the last five years, Magnum was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3. (a)	Name:	Boris Birshtein

Citizenship:	Canada

(b)	Principal Office:	32 Shelborne Ave., North York Ontario, M5N 2Z1 Canada

(c)	Principal Business:	Businessman

(d)	During the last five years, Mr. Birshtein has not been convicted in a criminal proceeding;

(e)	During the last five years, Mr. Birshtein was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

There was no financial, or other, consideration in connection with the transaction reported herein.

ITEM 4.	PURPOSE OF TRANSACTION

On August 18, 2015 Magnum transferred all of its 3,910,000 shares of common stock of the Company to Boris Birshtein, Magnum’s sole shareholder, for no financial (or other) consideration. As a consequence of such transfer, Magnum owns no shares of the Company’s common stock or other securities.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 are as follows:

Name of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class (1)
Magnum Associates Ltd. (2) 32 Shelborne Avenue North York, Ontario M5N 2Z1	0	0.00%
Aluminum-Power, Inc. (3) 32 Shelborne Avenue North York, Ontario M5N 2Z1	0	0.00%
Boris Birshtein 32 Shelborne Avenue North York, Ontario M5N 2Z1	43,284,500 (4)	43.0%

(1)	Based on a total of 100,472,328 shares of the Company’s common stock issued and outstanding as of August 21, 2015.

(2)	Mr. Birshtein is the sole shareholder of Magnum Associates Ltd.

(3)	Aluminum-Power ceased all operations and was voluntarily dissolved on July 21, 2010. Prior to such time, Mr. Birshtein was an indirect owner of Aluminum-Power. Aluminum-Power’s majority shareholder was Eontech Group, Inc. which was directly owned and controlled by Birshtein Holdings, Ltd. Birshtein Holdings, Ltd. was directly controlled by Boris Birshtein.

(4)	Includes 8,647,000 shares of common stock owned directly by Mr. Birshtein, and indirect beneficial ownership of 34,637,500 shares of the Company’s common stock by virtue of Mr. Birshtein’s fifty percent (50%) ownership interest in Royal HTM Group, Inc. which owns 69,275,000 shares of the Company’s common stock.

(b)	Mr. Birshtein owns fifty percent (50%) of Royal HTM Group, Inc. and in such capacity has the power to direct the vote and direct the disposition of fifty percent (50%) of the 69,275,000 shares of the Company’s common stock owned by such entity;

(c)	The only transaction that has occurred in the last sixty (60) days is the transaction reported herein;

(d)	Where an interest relates to more than five percent (5%) of the class, the person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities is the same person or entities identified in Item 2.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The relationship among the reporting persons named in Item 2 and with respect to the transaction reported herein are disclosed in Items 2 and 5.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2015

MAGNUM ASSOCIATES LTD.

/s/ Boris Birshtein
Name:	Boris Birshtein
Title:	President

/s/ Boris Birshtein
Boris Birshtein